January 14, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (651) 704-4412

John L. Sullivan
Senior Vice President, General Counsel and Secretary
Imation Corp.
1 Imation Way, Discovery-2D-04
Oakdale, MN 55128

      Re: Imation Corp.
              Definitive Schedule 14A
              Filed March 21, 2007
              File No. 001-14310

Dear Mr. Sullivan:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350

              Sincerely,

              Kathleen Krebs
              Special Counsel